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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO.__)

                              Autocarbon.com, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $.0001 par value per share
--------------------------------------------------------------------------------

                                   05276J 10 4
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                                 (Cusip Number)

                                 March 31, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

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CUSIP No. 05276J 10 4

(1)      Name of Reporting Person:

         Judy Grossman

(2)      Check the Appropriate Box if a Member of a Group:

         (a)      [ ]
         (b)      [X]

(3)      SEC Use Only

(4)      Citizenship or Place of Organization:

         United States of America

NUMBER OF                  (5)      Sole Voting Power:

SHARES                              1,045,000(1)

BENEFICIALLY               (6)      Shared Voting Power:

OWNED BY                            -0-

EACH REPORTING             (7)      Sole Dispositive Power:

PERSON WITH:                        1,045,000(1)

                           (8)      Shared Dispositive Power:

                                    -0-

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,045,000(1)

(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares:

         No

(11)     Percent of Class Represented by Amount in Row (9): 5.2%(2)
                                                            -----

(12)     Type of Reporting Person:

         IN

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Item 1 (a).       Name of Issuer:

                  Autocarbon.com, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  136-m Tenth Street
                  Ramona, CA 92065

Item 2(a).        Name of Person Filing:

                  Judy Grossman

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  985 Singleton
                  Woodmere, NY 11598

Item 2(c).        Citizenship:

                  United State of America

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $.0001 per share.

Item 2(e).        CUSIP Number:

                  05276J 10 4

Item 3.           Type of Person:

                  Not applicable.

Item 4.           Ownership:

         a.       Amount Beneficially owned:

                  1,045,000(1)

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         b.       Percent of Class:

                  5.2%(2)

         c.       Number of shares as to which person has:

                  (i)   Sole power to vote or to direct the vote:

                        1,045,000(1)

                  (ii)  Shared power to vote or to direct the vote:

                        -0-

                  (iii) Sole power to dispose or to direct the disposition of:

                        1,045,000(1)

                  (iv)  Shared power to dispose or to direct the disposition of:

                         -0-

Item 5.           Ownership of Five Percent or less of a Class:

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  Not applicable.

Item 9.           Notice of Dissolution of Group:

                  Not applicable.

Item 10.          Certification:

                  Not applicable.

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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     Date: May 8, 2002


                                                     /s/Judy Grossman
                                                     ----------------
                                                        Judy Grossman


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(1) Includes warrants to purchase 375,000 shares of common stock.

(2) Based on a total outstanding of 20,188,900 shares of common stock assuming the exercise of all of the outstanding warrants.